Schedule 13D

CUSIP NO. 33829M101	Page 1 of 26

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

Five Below Inc.

(Name of issuer)

Common Stock, par value $0.01

(Title of class of securities)

33829M101

(CUSIP number)

Anna J. Guerin, Assistant Compliance Officer 617-951-9762

C/o Advent International Corporation, 75 State Street, 29th Floor

Boston, MA 02109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    July 1, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP NO. 33829M101	Page 2 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,622,261
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,622,261
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,622,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.51%
14	TYPE OF REPORTING PERSON* CO, IA

Schedule 13D

CUSIP NO. 33829M101	Page 3 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,622,261
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,622,261
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,622,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.51%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 33829M101	Page 4 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI GP Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,238,047
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 10,238,047
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,238,047
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.95%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 33829M101	Page 5 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI GP (Delaware) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,135,496
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,135,496
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.10%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 33829M101	Page 6 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI 2008 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,930
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 192,930
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.36%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 33829M101	Page 7 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI 2009 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,978
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,978
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 33829M101	Page 8 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI 2010 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,113
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,113
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 33829M101	Page 9 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI-A 2010 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,270
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 16,270
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 33829M101	Page 10 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI-A Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,427
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 17,427
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 33829M101	Page 11 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,268,375
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,268,375
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,268,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.75%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 33829M101	Page 12 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-A Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,086,872
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,086,872
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.71%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 33829M101	Page 13 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-B Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 266,148
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 266,148
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.49%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 33829M101	Page 14 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-C Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 271,958
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 271,958
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.50%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 33829M101	Page 15 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-D Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 217,337
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 217,337
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.40%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO.33829M101	Page 16 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-E Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 646,201
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 646,201
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.20%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 33829M101	Page 17 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-F Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 991,374
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 991,374
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.83%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 33829M101	Page 18 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-G Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 625,278
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 625,278
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.16%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 33829M101	Page 19 of 26

Item 1.	Security and Issuer

This statement on Amendment No.2 to Schedule 13D (“Amendment No.2”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Common Stock, par value $0.01 per share (the “Common Stock”), of Five Below, Inc., a Pennsylvania Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1818 Market Street, Suite 1900, Philadelphia, PA 19103. This Amendment No.2 amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2012 and Amendment No.1 filed with the Commission on February 7, 2013. This Amendment No.2 is being filed by the Reporting Persons to amend Item 5. Terms defined in the Schedule 13D are used herein as so defined. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) (b) (c) (f) This statement is being filed by the following entities:

(1) Advent International Corporation, a Delaware corporation;

(2) Advent International LLC, a Massachusetts limited partnership;

(3) GPE VI GP Limited Partnership, a Cayman Islands limited partnership

(4) GPE VI GP (Delaware) Limited Partnership, a Delaware limited partnership;

(5) Advent Partners GPE VI 2008 Limited Partnership, a Delaware limited partnership;

(6) Advent Partners GPE VI 2009 Limited Partnership, a Delaware limited partnership;

(7) Advent Partners GPE VI 2010 Limited Partnership, a Delaware limited partnership;

(8) Advent Partners GPE VI-A 2010 Limited Partnership, a Delaware Islands limited partnership;

(9) Advent Partners GPE VI-A Limited Partnership, a Delaware limited partnership;

(10) Advent International GPE VI Limited Partnership, a Cayman Islands limited partnership;

(11) Advent International GPE VI-A Limited Partnership, a Cayman Islands limited partnership;

(12) Advent International GPE VI-B Limited Partnership, a Cayman Islands limited partnership;

(13) Advent International GPE VI-C Limited Partnership, a Delaware limited partnership;

Schedule 13D

CUSIP NO. 33829M101	Page 20 of 26

(14) Advent International GPE VI-D Limited Partnership, a Delaware limited partnership;

(15) Advent International GPE VI-E Limited Partnership, a Delaware limited partnership;

(16) Advent International GPE VI-F Limited Partnership, a Cayman Islands limited partnership;

(17) Advent International GPE VI-G Limited Partnership, a Cayman Islands limited partnership;

The entities listed in subparagraphs (1) through (17) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person,” and the entities listed in subparagraphs (5) through (17) above are herein collectively referred to as the “Advent Funds” and individually as an “Advent Fund.”

Advent International Corporation (“AIC”) is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

Schedule 13D

CUSIP NO. 33829M101	Page 21 of 26

Advent International Corporation is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2010 Limited Partnership, Advent Partners GPE VI-A 2010 Limited Partnership, and Advent Partners GPE VI-A Limited Partnership. GPE VI GP Limited Partnership is the General Partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International
GPE VI-G Limited Partnership. GPE VI GP (Delaware) Limited Partnership is the General Partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. The principal business address of each Reporting Person is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

The principal business of Advent International Corporation is to operate as an investment advisory firm and to make private equity investments. The principal business of each Reporting Person other than Advent International Corporation, Advent International LLC, GPE VI GP (Delaware) Limited Partnership, and GPE VI GP Limited Partnership is to provide risk capital for, and make investments in the securities of, privately held and other businesses.

(d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement (based upon 54,026,085 shares of Common Stock outstanding as June 26, 2013). The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Schedule 13D

CUSIP NO. 33829M101	Page 22 of 26

Reporting Person	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding	Number of Shares Sold in Past 60 Days

Advent International Corporation (1)(2)(3)(4)	11,622,261	21.51%	5,841,878

Advent International LLC (1)(2)(3)(4)	11,622,261	21.51%	5,841,878

GPE VI GP Limited Partnership (1)(2)	10,238,047	18.95%	5,146,108

GPE VI GP (Delaware) Limited Partnership (1)(3)	1,135,496	2.10%	570,751

Advent Partners GPE VI 2008 Limited Partnership (1)(4)	192,930	0.36%	96,976

Advent Partners GPE VI 2009 Limited Partnership (1)(4)	6,978	0.01%	3,507

Advent Partners GPE VI 2010 Limited Partnership (1)(4)	15,113	0.03%	7,596

Advent Partners GPE VI-A 2010 Limited Partnership (1)(4)	16,270	0.03%	8,179

Advent Partners GPE VI-A Limited Partnership (1)(4)	17,427	0.03%	8,761

Schedule 13D

CUSIP NO. 33829M101	Page 23 of 26

Advent International GPE VI Limited Partnership (1)(2)	5,268,375	9.75%	2,648,124

Advent International GPE VI-A Limited Partnership (1)(2)	3,086,872	5.71%	1,551,602

Advent International GPE VI-B Limited Partnership (1)(2)	266,148	0.49%	133,778

Advent International GPE VI-C Limited Partnership (1)(3)	271,958	0.50%	136,698

Advent International GPE VI-D Limited Partnership (1)(3)	217,337	0.40%	109,243

Advent International GPE VI-E Limited Partnership (1)(3)	646,201	1.20%	324,810

Advent International GPE VI-F Limited Partnership (1)(2)	991,374	1.83%	498,310

Advent International GPE VI-G Limited Partnership (1)(2)	625,278	1.16%	314,294

Total Group	11,622,261	21.51%	5,841,878

(1) Advent International Corporation is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI

Schedule 13D

CUSIP NO. 33829M101	Page 24 of 26

2009 Limited Partnership, Advent Partners GPE VI 2010 Limited Partnership, Advent Partners GPE VI-A 2010 Limited Partnership, and Advent Partners GPE VI-A Limited Partnership. These eight GPE VI Funds and five Advent Partners Funds own 100% of Advent-Five Below Acquisition Limited Partnership, which is the direct owner of these securities and of which Advent-Five Below GP LLC is the General Partner. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC derives from such power.

(2) GPE VI GP Limited Partnership is the General Partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. These five GPE VI Funds are shareholders of Advent-Five Below Acquisition Limited Partnership, which is the direct owner of these securities. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI GP Limited Partnership derive from such power.

(3) GPE VI GP (Delaware) Limited Partnership is the General Partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. These three GPE VI Funds are shareholders of Advent-Five Below Acquisition Limited Partnership, which is the direct owner of these securities. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI GP (Delaware) Limited Partnership derive from such power.

(4) AI LLC is the General Partner of Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2010 Limited Partnership, Advent Partners GPE VI-A 2010 Limited Partnership and Advent Partners GPE VI-A Limited Partnership. These five Advent Partners Funds are shareholders of Advent-Five Below Acquisition Limited Partnership which is the direct owner of these securities. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and AIC derive from such power.

(b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.

(c) Other than the disposal of the Securities described in Item 3 above and the disposal of the number of shares of Common Stock as set forth in the table included in Item 3 above under the column captioned “Shares Sold in Past 60 Days,” none of the Reporting Persons and the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days. The shares indicated as being sold in the table included in Item 3 above were sold by the Advent Funds in the IPO, resulting in a decrease in the beneficial ownership of shares of Common Stock by all the Reporting Persons.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e) Not applicable.

Schedule 13D

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(The Remainder of this Page Left Intentionally Blank)

Schedule 13D

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 2013

Advent International GPE VI Limited Partnership

Advent International GPE VI-A Limited Partnership

Advent International GPE VI-B Limited Partnership

Advent International GPE VI-F Limited Partnership

Advent International GPE VI-G Limited Partnership

By: GPE VI GP Limited Partnership, General Partner

By:      Advent International LLC, General Partner

By:      Advent International Corporation, Manager

By:      Anna J. Guerin, Assistant Compliance Officer*

Advent International GPE VI-C Limited Partnership

Advent International GPE VI-D Limited Partnership

Advent International GPE VI-E Limited Partnership

By:      GPE VI GP (Delaware) Limited Partnership, General Partner

By:      Advent International LLC, General Partner

By:      Advent International Corporation, Manager

By:      Anna J. Guerin, Assistant Compliance Officer*

Advent Partners GPE VI 2008 Limited Partnership

Advent Partners GPE VI 2009 Limited Partnership

Advent Partners GPE VI 2010 Limited Partnership

Advent Partners GPE VI-A 2010 Limited Partnership

Advent Partners GPE VI-A Limited Partnership

By:      Advent International LLC, General Partner

By:      Advent International Corporation, Manager

By:      Anna J. Guerin, Assistant Compliance Officer*

Advent International LLC

By:      Advent International Corporation, Manager

By:      Anna J. Guerin, Assistant Compliance Officer*

Advent International Corporation

By:      Anna J. Guerin, Assistant Compliance Officer*

*For all of the above:

/s/ Anna J. Guerin
Anna J. Guerin, Assistant Compliance Officer